11 February 2021

RESULTS FOR THE YEAR TO 31 DECEMBER 2020

RELX, the global provider of information-based analytics and decision tools, reports results for 2020.

2020 Highlights

Our three largest business areas, STM, Risk and Legal, which together accounted for 95% of RELX revenue in 2020, all continued to deliver underlying growth in revenue and in adjusted operating profit.

Electronic revenue, representing 87% of the total, grew well across all divisions, in line with recent years. Print revenue, which represented 8% of the total, declined more steeply than in recent years.

Exhibitions, which accounted for 5% of revenue in 2020, has been impacted significantly by the Covid-19 pandemic.

We are proposing a 3% increase in the full year dividend to 47.0p (45.7p).

	2020 £m	2019 £m	Change
Three largest business areas:
Revenue	6,748	6,605	+2%
Adjusted operating profit	2,245	2,165	+4%
Exhibitions:
Revenue	362	1,269	-71%
Adjusted operating profit	(164)	331	-150%

RELX revenue by format:
Electronic	6,179	5,929	+4%
Print	586	685	-14%
Face-to-face	345	1,260	-73%

2020 Results summary

➣Revenue £7,110m (£7,874m)

➣Adjusted operating profit £2,076m (£2,491m)

➣Adjusted profit before tax £1,916m (£2,200m)

➣Reported operating profit £1,525m (£2,101m)

➣Reported profit before tax £1,483m (£1,847m)

➣Adjusted EPS 80.1p (93.0p)

➣Proposed full year dividend 47.0p (45.7p)

➣Reported EPS 63.5p (77.4p)

➣Net debt/EBITDA 3.3x; cash conversion rate 97%

➣Completed 11 acquisitions for total consideration of £878m

2021 Outlook

We expect each of our three largest business areas, STM, Risk and Legal, to deliver another year of underlying revenue and adjusted operating profit growth in 2021, similar to pre-Covid-19 trends. The timing and pace of recovery in Exhibitions remains uncertain.

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Commenting, Sir Anthony Habgood, Chair, said:

“In a truly extraordinary year in which the Covid-19 pandemic significantly impacted the global economy and many of our customer markets, RELX continued consistently to pursue its strategic priorities, delivering another year of underlying growth in revenue, profit and cash in each of our three largest business areas. Earnings per share is currently being impacted by Covid-19 related disruption to our exhibitions business, but we are proposing a 3% increase in the dividend to 47.0p reflecting our consistent track record and our confidence in the outlook for the company. We also continued to build on our strong ESG performance of recent years, making progress on many important metrics and maintaining or improving our key external ratings.”

“I believe that overall the company is well positioned managerially, financially and strategically as I prepare to hand over the Chair to Paul Walker in March. Paul’s strong record of value creation, deep understanding of corporate governance, and extensive international experience in sectors relevant to RELX’s business, make him ideally suited to the role of Chair, and I am confident that RELX will continue to prosper under his stewardship.”

Chief Executive Officer, Erik Engstrom, commented:

“Since the start of the Covid-19 pandemic our first priority has been the health and safety of our colleagues, our customers, and the wider community in which we operate, with Elsevier in particular supporting the scientific and medical response.”

“Early in the year we decided that it was important not to curtail investment in our three largest business areas to offset any potential shortfall in financial performance from Exhibitions. Accordingly, we continued to invest behind our strategic priorities, the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers, and we continued to make targeted acquisitions that support our organic growth strategies. Throughout 2020 the three largest business areas continued to perform well, with our focus on analytics driving good growth in electronic revenue.”

“In Exhibitions, we focused on continuing to serve our customers through the disruption caused by venue closures, whilst taking appropriate steps for the future of the business, accelerating the development of digital tools, and adjusting the ongoing operating cost structure.”

“I would like to thank Sir Anthony Habgood for his exemplary leadership as Chair of RELX. For over a decade, he has expertly led the board, helped shape the strategic direction of the company, and provided constant and invaluable advice, support and guidance to me and the executive team.”

"I would also like to welcome Paul Walker as our new Chair. I believe that he is uniquely positioned to chair RELX during the next stage of the company's development and I look forward to working closely with him."

Operating and financial review

RELX 2020 I Results 3

Revenue £7,110m (£7,874m): Our three largest business areas, STM, Risk and Legal, reported combined revenue of £6,748m (£6,605m), 95% of the group total. All three business areas continued to deliver underlying revenue growth. Electronic revenue, 87% of the RELX total, grew 3% underlying, print revenue, 8% of the total, declined 12% underlying, and face-to-face revenue, 5% of the total, was down by 71% underlying. The Exhibitions business, which accounted for 5% of the group total in the year (down from 16% in 2019), was significantly impacted by Covid-19 in 2020, with revenue of £362m (£1,269m).

Adjusted operating profit £2,076m (£2,491m): Our three largest business areas reported combined adjusted operating profit of £2,245m (£2,165m) with all three delivering underlying growth in line with or ahead of underlying revenue growth. Exhibitions moved into an adjusted loss of £164m (£331m profit).

Reported operating profit £1,525m (£2,101m): Reported operating profit includes amortisation of acquired intangible assets of £376m (£294m) and a portfolio related credit of £12m (£84m charge). It also includes an exceptional charge in Exhibitions of £183m, primarily comprised of event cancellation costs and a one-off restructuring charge.

Adjusted profit before tax £1,916m (£2,200m): Adjusted profit before tax benefited from lower adjusted net interest expense of £160m (£291m) with the reduction reflecting lower average interest rates on borrowings and the absence of last year’s £99m charge in respect of the early redemption of bonds.

Reported profit before tax £1,483m (£1,847m): Reported profit before tax includes a credit for disposals and other non-operating items of £130m (£51m), mainly due to disposal and revaluation gains in the Ventures portfolio.  Reported net interest expense was £172m (£305m).

Tax: The adjusted tax charge was £373m (£388m), including non-recurring credits. The adjusted effective tax rate was 19.5% (2019: 17.6%). The reported tax charge was £275m (£338m).

Earnings per share: Adjusted EPS 80.1p (93.0p); Reported EPS 63.5p (77.4p).

Dividend: We are proposing a full year dividend of 47.0p (45.7p). Our long term dividend policy is unchanged.

ROIC: Return on invested capital was 10.8% (13.6%) primarily reflecting the impact of Covid-19 on Exhibitions.

Net debt/EBITDA 3.3x (2.5x) including leases and pensions: The leverage ratio was unusually high primarily due to the impact of Covid-19 on Exhibitions EBITDA. Net debt, including leases, was £6.9bn (£6.2bn) at 31 December 2020, down from £7.5bn at the end of the first half reflecting currency movements and operating cash inflows. Excluding leases and pensions, net debt/EBITDA was 2.9x (2.2x). Adjusted cash flow conversion was 97% (96%).

Portfolio development: In 2020 we completed 11 acquisitions of content, data analytics and exhibition assets for a total consideration of £878m, and disposed of a number of small assets for a total consideration of £15m.

Share buybacks: As previously announced, the share buyback was suspended in April 2020 after £150m had been spent in the first four months of the year. The Board does not intend to resume the programme this year.

Environmental, social and governance (ESG) recognition: RELX held a AAA MSCI ESG rating for a fifth consecutive year; was placed second in its industry sector in Sustainalytics ESG rankings; came fourth in the Responsibility100 Index, a ranking of the FTSE 100 on performance against the UN Sustainable Development Goals; and was one of 41 LEAD companies of the UN Global Compact among approximately 10,000 business signatories.

Operating and financial review

RELX 2020 I Results 4

RELX FINANCIAL SUMMARY

	Year ended 31 December
	2020 £m	2019 £m	Change	Change at constant currencies	Change underlying
Revenue	7,110	7,874	-10%	-10%	-9%
Adjusted operating profit	2,076	2,491	-17%	-18%	-18%
Adjusted operating margin	29.2%	31.6%
Reported operating profit	1,525	2,101	-27%
Adjusted net interest expense	(160)	(291)
Adjusted profit before tax	1,916	2,200	-13%	-15%
Adjusted tax	(373)	(388)
Adjusted net profit	1,543	1,808	-15%	-16%
Reported net profit	1,224	1,505	-19%
Reported net margin	17.2%	19.1%
Adjusted earnings per share	80.1p	93.0p	-14%	-15%
Reported earnings per share	63.5p	77.4p	-18%
Net borrowings	6,898	6,191
Ordinary dividend per share	47.0p	45.7p	+3%

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. In 2020, we also excluded exceptional costs in the Exhibitions business. Reconciliations between the reported and adjusted figures are set out on page 33. Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until 12 months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. Constant currency growth rates are based on 2019 full-year average and hedge exchange rates.

Disclaimer regarding forward-looking statements

This announcement contains forward‐looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward‐looking statement. We consider any statements that are not historical facts to be “forward‐looking statements”. The terms “outlook”, “estimate”, “forecast”, “project”, “plan”, “intend”, “expect”, “should”, “will”, “believe”, “trends” and similar expressions may indicate a forward‐looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward‐looking statements include, among others: current and future economic, political and market forces; the impact of the COVID‐19 pandemic as well as other pandemics or epidemics; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; regulatory and other changes regarding the collection, transfer or use of third‐party content and data; changes in the payment model for our products; demand for RELX products and services; competitive factors in the industries in which RELX operates; ability to realise the future anticipated benefits of acquisitions; significant failure or interruption of our systems; exhibitors’ and attendees’ ability and desire to attend face‐to‐face events and availability of event venues; compromises of our data security systems or other unauthorised access to our databases; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission (SEC). You should not place undue reliance on these forward‐looking statements, which speak only as of the date of this Annual Report. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward‐looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Operating and financial review

RELX 2020 I Results 5

BUSINESS AREA ANALYSIS

	Year ended 31 December
	2020 £m	2019 £m	Change	Change at constant currencies	Change underlying
REVENUE
Scientific, Technical & Medical	2,692	2,637	+2%	+1%	+1%
Risk	2,417	2,316	+4%	+5%	+3%
Legal	1,639	1,652	-1%	0%	+1%
Exhibitions	362	1,269	-71%	-72%	-69%
Total	7,110	7,874	-10%	-10%	-9%
ADJUSTED OPERATING PROFIT
Scientific, Technical & Medical	1,021	982	+4%	0%	+1%
Risk	894	853	+5%	+5%	+4%
Legal	330	330	0%	+1%	+7%
Exhibitions	(164)	331	-150%	-150%	-149%
Unallocated items	(5)	(5)
Total	2,076	2,491	-17%	-18%	-18%

Operating and financial review

RELX 2020 I Results 6

Scientific, Technical & Medical

	Year ended 31 December
	2020 £m	2019 £m	Change	Change at constant currencies	Change underlying
Revenue	2,692	2,637	+2%	+1%	+1%
Adjusted operating profit	1,021	982	+4%	0%	+1%
Adjusted operating margin	37.9%	37.2%

86% of revenue electronic

Continued modest underlying revenue growth in 2020.

Underlying revenue growth was +1%. The reported revenue growth rate of +2% benefited from currency movements, including changes in hedge rates.

Electronic revenue saw good underlying growth of +3%, in line with the prior year. Print revenue, which was impacted by Covid-19 related distribution issues in the first half, declined at around twice the rate of recent years.

Underlying adjusted operating profit growth was +1%, in line with underlying revenue growth. The reported adjusted operating profit growth of +4% benefited from currency movements, including changes in hedge rates, which also drove the increase in margin.

In primary research we continued to enhance customer value by providing broader content sets, increasing the sophistication of our analytics, and evolving our technology platforms. We launched 115 new journals, of which over 100 were dedicated author pays open access titles which now total around 500. We continued to see exceptionally strong growth in article submissions, up by over 25% overall, over 20% for subscription journals and doubling for open access journals, driving increased market share in both segments. The customer environment varied by segment and geography, with good growth in many corporate segments globally. The academic institutional segment saw strong growth in some key Asian countries, but varying degrees of budget pressure in other geographies. Open access revenue growth continued to accelerate across all geographies.

In databases & tools and electronic reference, representing over a third of divisional revenue, we continued to drive good growth through content development and enhanced machine learning and natural language processing based functionality, as well as an acceleration in migration to digital reference products. We have seen strong new sales in corporate life sciences, continued strong growth in the research management and health education segments, and an acceleration in growth in many of our clinical solutions. Our electronic healthcare education offering was further strengthened by the acquisition of Shadow Health, a provider of web-based simulation and clinical learning environments for nursing and healthcare students. Other recent acquisitions, including 3D4Medical in healthcare and SciBite in life sciences are performing well.

Print books, representing less than ten percent of divisional revenue, saw a significantly steeper decline than in recent years, primarily due to distribution disruption related to Covid-19. Print pharma promotion revenue also declined more steeply than in recent years.

In early 2020 Elsevier mobilised all of its research content, data analytics expertise, and clinical insights in support of the global response to the Covid-19 pandemic, providing researchers and healthcare professionals with free access to scientific and practical content, including over 50,000 articles downloaded over 200 million times to date.

2021 Outlook: Trends in our customer markets may continue to vary somewhat by segment, but overall we expect another year of modest underlying revenue growth, with underlying adjusted operating profit growth slightly exceeding underlying revenue growth.

Operating and financial review

RELX 2020 I Results 7

Risk

	Year ended 31 December
	2020 £m	2019 £m	Change	Change at constant currencies	Change underlying
Revenue	2,417	2,316	+4%	+5%	+3%
Adjusted operating profit	894	853	+5%	+5%	+4%
Adjusted operating margin	37.0%	36.8%

99% of revenue electronic

Strong fundamentals driving good underlying revenue growth in 2020 despite Covid-19 related disruption to some customer markets.

Underlying revenue growth was +3%. Revenue from acquisitions added two percentage points of growth, to give total growth at constant currencies of +5%. At reported currency rates revenue growth was +4%.

Transactional revenue, which represents around 60% of the divisional total, has continued to see improved growth rates in both Business Services and Insurance after a slowdown in March and April. Subscription revenue, which represents around 40% of the divisional total, remained resilient overall, albeit with some delays in new business closes and customer product implementations, and with end customer markets showing varying dynamics through the year. Outside the US, revenue continued to grow well.

Underlying adjusted operating profit growth of +4% was ahead of underlying revenue growth, with profit contribution from acquisitions taking total growth to +5%, at both constant and reported currency rates.

In Business Services, further development of analytics that help our customers to detect and prevent fraud and to manage risk continued to drive growth. Whilst recovery has been gradual in some areas such as credit risk, transactional revenue has already returned to double digit growth in several segments including fraud prevention. Digital identity solutions such as ThreatMetrix continued to perform strongly throughout the Covid-19 pandemic, and were complemented by the first quarter acquisition of Emailage, a provider of email-based fraud prevention solutions.

In Insurance, we continued to drive growth through the roll-out of enhanced analytics, the extension of data sets, and by further expansion in adjacent verticals. Transactional volumes have continued to improve since the lows seen in March and April, with second half US shopping trends in line with recent years. Driving activity and claims volumes also continued to recover but remained slightly below pre-Covid-19 levels at the end of 2020.

In Data Services, growth was supported by solid subscriptions and the organic development of innovative new products and expansion of the range of decision tools. Covid-19 related restrictions have impacted our different customer industry segments to varying degrees, and we saw some impact on new subscription sales and delays in product implementations by some customers.

In Government, strong growth was driven by the continued development and roll out of new analytics products and services.

2021 Outlook: We expect a year of strong underlying revenue growth, with the fundamentals of the majority of our customer markets in line with pre-Covid-19 trends. We expect underlying adjusted operating profit growth to broadly match underlying revenue growth.

Operating and financial review

RELX 2020 I Results 8

Legal

	Year ended 31 December
	2020 £m	2019 £m	Change	Change at constant currencies	Change underlying
Revenue	1,639	1,652	-1%	0%	+1%
Adjusted operating profit	330	330	0%	+1%	+7%
Adjusted operating margin	20.1%	20.0%

87% of revenue electronic

Continued modest underlying revenue growth in 2020.

Underlying revenue growth was +1%. After portfolio changes total growth was 0% at constant currencies, with currency movements taking reported revenue growth to -1%.

Good growth in legal analytics drove electronic underlying revenue growth of +3%, in line with the prior year. Print revenue saw a low-double digit decline which was steeper than in recent years, particularly due to supply disruption and temporary customer office closures caused by Covid-19.

Underlying adjusted operating profit growth of +7% was ahead of underlying revenue growth reflecting continued efficiency gains. Portfolio effects reduced total growth in adjusted operating profit to +1% at constant currencies, and to 0% at reported currency rates, with margin improvement moderated by dilution from recent acquisitions and disposals.

The continued release of broader data sets and application of machine learning and natural language processing technologies further enhanced our research products and market leading analytics. The integrated functionality offered by the newly launched Lexis+ has been well received in the market.

The North American legal services market saw some Covid-19 related disruption in the early part of the pandemic, and our new sales dipped in March and April, but were running ahead of the prior year in the second half of 2020. Renewal rates held up well through the year.

2021 Outlook: Trends in our major customer markets are stable, and we expect another year of modest underlying revenue growth, with underlying adjusted operating profit growth exceeding underlying revenue growth.

Operating and financial review

RELX 2020 I Results 9

Exhibitions

	Year ended 31 December
	2020 £m	2019 £m	Change	Change at constant currencies	Change underlying
Revenue	362	1,269	-71%	-72%	-69%
Adjusted operating (loss)/profit	(164)	331	-150%	-150%	-149%
Adjusted operating margin	nm	26.1%

Underlying revenue growth rates exclude exhibition cycling effects. Margin not meaningful (nm) for 2020

Face-to-face events significantly impacted by Covid-19 in 2020.

Our schedule of physical events for 2020 was significantly impacted by Covid-19 related restrictions. The business had a good start to the year, but exhibition venues globally were closed by mid-March. Since then, no significant face-to-face events have taken place outside Asia. We have been able to hold physical events in China since June, and in Japan since August, as well as a small number of events in other countries during the second half of the year.

Whilst the disruption to our customers caused by Covid-19 has been significant, we have accelerated our rate of innovation and experimentation. The 169 physical events that took place in 2020 were supported with remote participation by both exhibitors and attendees, and incorporated a range of new digital initiatives. In addition we hosted around 70 fully virtual events across a range of industries and geographies. As well as generating revenue of up to around 20% of the equivalent physical event, these virtual events enable interaction among event participants over an extended time period and support the value of our brands.

As a result of the curtailment of the physical event programme, revenue for the year was 71% below that of 2019. The gross profit from the events that were held was not sufficient to cover the overheads of the business and, as a result, an adjusted operating loss was incurred. The adjusted operating loss excludes exceptional costs of £183m, including £61m of costs relating to events that were cancelled, and £82m of one-off restructuring costs.

Action has been taken to reduce the cost structure of the business. We have reduced indirect costs by around a quarter versus 2019, creating a leaner, more agile organisation able to drive increased value to our customers through innovation and extension of digital tools and initiatives, and well prepared to hold physical events as venues become available in different locations around the world.

We are managing our 2021 event schedule flexibly, with the majority of events outside of Japan and China currently scheduled for the second half of the year. All events remain subject to the risk of postponement or cancellation, primarily depending on local government policies on events and travel. Events that do take place are likely to experience some revenue attrition.

2021 Outlook: The evolving Covid-19 pandemic will continue to impact our ability to hold physical events, making the outlook for the year uncertain.

Operating and financial review

RELX 2020 I Results 10

FINancial review: REPORTED AND ADJUSTED FIGURES

	Year ended 31 December
	2020 £m	2019 £m	Change	Change at constant currencies	Change underlying
Reported figures
Revenue	7,110	7,874	-10%	-10%	-9%
Operating profit	1,525	2,101	-27%
Profit before tax	1,483	1,847	-20%
Net profit attributable to RELX PLC shareholders	1,224	1,505	-19%
Net margin	17.2%	19.1%
Earnings per share	63.5p	77.4p	-18%

Adjusted figures
Revenue	7,110	7,874	-10%	-10%	-9%
Operating profit	2,076	2,491	-17%	-18%	-18%
Operating margin	29.2%	31.6%
Profit before tax	1,916	2,200	-13%	-15%
Net profit attributable to RELX PLC shareholders	1,543	1,808	-15%	-16%
Net margin	21.7%	23.0%
Earnings per share	80.1p	93.0p	-14%	-15%

The RELX condensed consolidated financial information is presented in sterling. Summary financial information is presented in euros and US dollars on pages 33 and 34 respectively.

RELX uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. In 2020, we also excluded exceptional costs in the Exhibitions business. Reconciliations between the reported and adjusted figures are set out on page 31. Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until 12 months after purchase, and excluding the results of disposals and assets held for sale. Underlying revenue growth rates also exclude exhibition cycling. Constant currency growth rates are based on 2019 full-year average and hedge exchange rates.

Revenue

Our three largest business areas STM, Risk and Legal, which together accounted for 95% of revenue in 2020, reported combined revenue of £6,748m (2019: £6,605m), up 2%. All three business areas continued to deliver underlying revenue growth. The underlying growth rate reflects growth in electronic revenues, partially offset by print revenue declines which were steeper than in recent years. Exhibitions, which accounted for 5% of revenue in 2020, has been impacted significantly by Covid-19, with revenue of £362m (2019: £1,269m), down 71%. The reduction in Exhibitions revenue resulted in group revenue falling by 9% on an underlying basis.

Reported revenue, including the effects of exhibition cycling, portfolio changes and currency movements, was £7,110m (2019: £7,874m), down 10%, reflecting the decline in Exhibitions revenue.

The net impact of acquisitions and disposals increased revenue growth by 1%. The decline in revenues from cycling events in Exhibitions reduced group revenue by 2%. Currency movements had no net impact on revenue growth for the group as a whole.

Profit

For each of our three largest business areas, underlying adjusted operating profit grew in line with or ahead of revenue. Exhibitions recorded an adjusted operating loss of £164m (2019: £331m profit). In total, adjusted operating profit fell by 18% on an underlying basis.  A charge of £183m in Exhibitions, primarily comprised of event cancellation costs and one-off restructuring costs, has been treated as exceptional, and excluded from adjusted measures.

Operating and financial review

RELX 2020 I Results 11

Acquisitions and disposals had no net impact on adjusted operating profit. Currency effects increased adjusted operating profit by 1%.

Total adjusted operating profit, including the impact of acquisitions and disposals and currency effects, was £2,076m (2019: £2,491m), a reduction of 17%.

Operating costs reduced by 8% on an underlying basis, reflecting the fall in Exhibitions activity, partly offset by increased spend on global technology platforms and on the launch of new products in other business areas. Total operating costs, including the impact of acquisitions, disposals and currency effects, decreased by 7%.

The overall adjusted operating margin of 29.2% was 2.4 percentage points lower than in the prior year, reflecting the loss incurred in Exhibitions. On an underlying basis, including cycling effects, the margin fell by 2.7 percentage points. Acquisitions and disposals reduced the margin by 0.2 percentage points and currency effects increased the margin by 0.5 percentage points. Reported operating profit, after amortisation of acquired intangible assets, acquisition-related items and the exceptional charge in Exhibitions, was £1,525m (2019: £2,101m).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, increased to £376m (2019: £295m). This includes impairments of £65m in respect of acquired intangible assets in Legal and in Exhibitions. Acquisition-related items in the year included a gain of £76m from the revaluation of a put and call option arrangement relating to a non-controlling interest in a subsidiary within Legal, leading to a total credit of £12m (2019: £84m charge).

Adjusted interest expense was £160m (2019: £291m). The 2019 adjusted interest expense included a charge of £99m in respect of the early redemption of bonds that were due to be repaid in October 2022. Reported net finance costs were £172m (2019: £305m). This includes the net pension financing charge of £10m (2019: £12m).

Net pre-tax gain on disposals and other non-operating items were £130m (2019: £51m) mainly relating to disposal and revaluation gains in the Ventures portfolio.

Adjusted profit before tax was £1,916m (2019: £2,200m), down 13%. The reported profit before tax was £1,483m (2019: £1,847m).

The adjusted tax charge was £373m (2019: £388m). The 2020 charge includes the benefit of temporary relaxation of interest deductibility restrictions in the United States. The 2019 charge includes an £89m tax credit arising from the substantial resolution of certain prior year tax matters. The adjusted effective tax rate was 19.5% (2019: 17.6%). This excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items.

Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures. The application of tax law and practice is subject to some uncertainty and amounts are provided in respect of this. Discussions with tax authorities relating to cross-border transactions and other matters are ongoing. Although the outcome of open items cannot be predicted, no significant impact on profitability is expected.

The reported tax charge was £275m (2019: £338m), including tax associated with the exceptional charge in Exhibitions, amortisation of acquired intangible assets, disposals and other non-operating items.

The adjusted net profit attributable to RELX PLC shareholders of £1,543m (2019: £1,808m) was down 15%. Adjusted earnings per share was 14% lower at 80.1p (2019: 93.0p). At constant rates of exchange, adjusted earnings per share decreased by 15%.

Operating and financial review

RELX 2020 I Results 12

The reported net profit attributable to RELX PLC shareholders was £1,224m (2019: £1,505m). Reported earnings per share was 63.5p (2019: 77.4p).

Cash flows

	Year ended 31 December
	2020 £m	2019 £m
Adjusted cash flow conversion
Adjusted operating profit	2,076	2,491
Depreciation and amortisation of internally developed intangible assets*	341	307
Depreciation of right-of-use assets*	88	82
Capital expenditure	(362)	(380)
Repayment of lease principal (net)**	(87)	(85)
Working capital and other items	(47)	(13)
Adjusted cash flow	2,009	2,402
Adjusted cash flow conversion	97%	96%

* Excluding impairment charges relating to Exhibitions that have already been excluded from adjusted operating profit

**Excludes repayments and receipts in respect of disposal related vacant property and is net of sublease receipts

Adjusted cash flow was £2,009m (2019: £2,402m), down 16% compared with the prior year and down 18% at constant currencies. The rate of conversion of adjusted operating profit to adjusted cash flow was 97% (2019: 96%).

Capital expenditure was £362m (2019: £380m), including £319m (2019: £333m) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure across the business. Depreciation and amortisation of internally developed intangible assets charged within adjusted operating profit was £341m (2019: £307m). Capital expenditure was 5.1% of revenue (2019: 4.8%) with the increase reflecting the reduction in revenue in Exhibitions. Depreciation and amortisation was 4.8% of revenue (2019: 3.9%). These percentages exclude depreciation of leased right-of-use assets of £88m (2019: £82m) and principal lease repayments under IFRS 16 of £87m (2019: £85m).

	Year ended 31 December
	2020 £m	2019 £m
Free cash flow
Adjusted cash flow	2,009	2,402
Cash interest paid	(172)	(171)
Cash tax paid*	(496)	(464)
Exceptional costs in Exhibitions	(51)	-
Acquisition-related items	(67)	(63)
Free cash flow before dividends	1,223	1,704
Dividends	(880)	(842)
Free cash flow after dividends	343	862

* Net of cash tax relief on exceptional costs and acquisition-related items and including cash tax impact of disposals

Interest paid (net) was £172m (2019: £171m). The difference from adjusted interest expense primarily reflects the settlement of the interest cost for the early redemption of 2022 bonds for which the accounting charge was taken in 2019. Tax paid of £496m (2019: £464m) was higher than the current tax charge, reflecting the timing of cash tax payments against lower profits and the acceleration of instalment payments in the UK.

Of the exceptional costs in Exhibitions, £51m was paid in cash in 2020.  Payments made in respect of acquisition-related items amounted to £67m (2019: £63m).

Operating and financial review

RELX 2020 I Results 13

Free cash flow before dividends was £1,223m (2019: £1,704m). Ordinary dividends paid to shareholders in the year, being the 2019 final and 2020 interim dividends, amounted to £880m (2019: £842m). Free cash flow after dividends was £343m (2019: £862m).

	Year ended 31 December
	2020 £m	2019 £m
Reconciliation of net debt
Net debt at 1 January	(6,191)	(6,177)
Free cash flow after dividends	343	862
Net disposal proceeds	29	48
Acquisition cash spend (including borrowings in acquired businesses)	(874)	(437)
Share repurchases	(150)	(600)
Purchase of shares by the Employee Benefit Trust	(37)	(37)
Other*	16	(121)
Currency translation	(34)	271
Movement in net debt	(707)	(14)
Net debt at 31 December	(6,898)	(6,191)
* Distributions to non-controlling interests, pension deficit payments, leases, share option exercise proceeds and, in 2019, impact of bond redemption

Total consideration on acquisitions completed in the year was £878m (2019: £416m). Cash spent on acquisitions was £874m (2019: £437m), including deferred consideration of £5m (2019: £24m) on past acquisitions and spend on venture capital investments of £2m (2019: £8m). Total consideration for disposals of non-strategic assets was £15m (2019: £63m). Net cash inflow after timing differences and separation and transaction costs, and including realisation of venture capital investments, was £29m (2019: £48m).

Share repurchases in 2020 were £150m (2019: £600m). In addition, the Employee Benefit Trust purchased shares of RELX PLC to meet future obligations in respect of share based remuneration totalling £37m (2019: £37m). Proceeds from the exercise of share options were £16m (2019: £29m).

Debt

Net borrowings at 31 December 2020 were £6,898m, an increase of £707m since 31 December 2019. Excluding currency translation effects, net borrowings increased by £673m. Expressed in US dollars, net borrowings at 31 December 2020 were $9,416m, an increase of $1,205m.

Gross borrowings of £7,123m (2019: £6,414m) are comprised of bank and bond borrowings of £6,848m (2019: £6,072m) and lease liabilities under IFRS 16 of £275m (2019: £342m). The fair value of related derivative net assets was £119m (2019: £52m), finance lease receivables totalled £18m (2019: £33m) and cash and cash equivalents totalled £88m (2019: £138m). In aggregate, these give the net borrowings figure of £6,898m (2019: £6,191m).

The effective interest rate on gross bank and bond borrowings was 2.1% in 2020. This was 2.4 percentage points lower than the prior year, reflecting primarily the one-off charge in 2019 relating to the early bond redemption and the benefit of refinancing historical bonds that had higher rates of interest combined with decreases in market interest rates. As at 31 December 2020, gross bank and bond borrowings had a weighted average life remaining of 5.4 years and a total of 65% of them were at fixed rates, after taking into account interest rate derivatives.

The ratio of net debt (including leases and pensions) to EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 3.3x (2019: 2.5x), calculated in US dollars. Excluding leases and pensions, the ratio was 2.9x (2019: 2.2x). The increase in these leverage ratios reflects the impact of Covid-19 on Exhibitions.

Operating and financial review

RELX 2020 I Results 14

Pensions

Net pension obligations, i.e. pension obligations less pension assets, increased to £624m (2019: £520m). There was a net deficit of £354m (2019: £267m) in respect of funded schemes, which were on average 94% funded at the end of the year on an IFRS basis. The higher deficit mainly reflects lower discount rates in the UK, partly offset by increased asset returns.

Liquidity

In March 2020, €2bn of euro denominated fixed rate term debt was issued, comprising: €700m with a coupon of 0% and a maturity of four years, €800m with a coupon of 0.5% and a maturity of eight years and €500m with a coupon of 0.875% and a maturity of 12 years. In May 2020, $750m of US dollar denominated fixed rate term debt was issued, with a coupon of 3% and a maturity of ten years. In January 2020, $950m of US term debt maturing in October 2022 was redeemed early, in accordance with early repayment options allowed by the terms of the bonds.

The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements. The Group has access to committed bank facilities aggregating $3.6bn, with over $2.9bn of these facilities maturing in 2023 or 2024. These facilities are undrawn. They include a covenant limiting the ratio of net debt to EBITDA to 3.75x, with RELX having the option once over the life of the facilities to increase this limit to 4.25x for a 12 month period (covering two consecutive semi-annual testing dates) following any acquisition. For the purposes of the covenant, net debt includes leases but excludes pensions. At 31 December 2020, measured on the basis used in the covenant test, the ratio of net debt to EBITDA was 2.8x.

Invested capital and returns

The post-tax return on average invested capital in the year was 10.8% (2019: 13.6%). The decrease is due to the loss incurred in Exhibitions, an increase in capital employed due to acquisitions, and a higher effective tax rate, partly offset by profit growth from the other business areas.

	Year ended 31 December
	2020 £m	2019 £m
Adjusted operating profit	2,076	2,491
Tax at effective rate	(405)	(438)
Effective tax rate	19.5%	17.6%
Adjusted operating profit after tax	1,671	2,053
Average invested capital*	15,435	15,050
Return on invested capital	10.8%	13.6%

* Average of invested capital at the beginning and the end of the year, retranslated at average exchange rates for the year. Invested capital is calculated as net capital employed, adjusted to add back accumulated amortisation and impairment of acquired intangible assets and goodwill and to exclude the gross up to goodwill in respect of deferred tax, and to add back exceptional restructuring costs.

Alternative performance measures

RELX uses adjusted figures, which are not defined by generally accepted accounting principles (“GAAP”) such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group’s performance, position and cash flows. We believe that these measures enable investors to track more clearly the core operational performance of the Group by separating out items of income or expenditure relating to acquisitions, disposals and capital items, and by excluding the 2020 exceptional costs in Exhibitions, as described above. This provides our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities.

Operating and financial review

RELX 2020 I Results 15

Management uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and of the individual business segments. Adjusted financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies. Please see page 31 for reconciliations of adjusted measures.

Dividends

The final dividend proposed by the Board is 33.4p per share. This gives total dividends for the year of 47.0p (45.7p), an increase of 3%.

Dividend cover, being the number of times the total interim and proposed final dividends for the year is covered by the adjusted earnings per share, is 1.7x. The dividend policy of RELX PLC is, over the longer term, to grow dividends broadly in line with adjusted earnings per share while targeting dividend cover of at least two times.

Corporate Responsibility

In 2020, we met the five year targets we set in 2015. Our 2020 performance continued a downward trend over the period accelerated by the global pandemic. We achieved 100% of our electricity from renewable sources, European green tariff, and green-e certified US and Asian Gold Power renewable energy certificates. We reduced Scope 1 and Scope 2 (location-based) carbon emissions by 61% from a 2010 baseline and reduced our water consumption by 47% since 2015. We engaged with stakeholders on a new set of environmental targets for the period 2020-2025, which includes a science-based carbon target approved by the Science Based Targets initiative to reduce our Scope 1 and Scope 2 (location-based) emissions 46% by 2025 from a 2015 baseline. In the year ahead, we will introduce an internal carbon price on business travel.

Further, in 2020, in accordance with the Taskforce on Climate-related Financial Disclosures, we considered our energy mix and spend in a review of our climate risks and opportunities. We also included a third scenario for a 1.5°C rise in global temperature from pre-industrial levels due to climate change as presented in our 2020 Corporate Responsibility Report.

Our most important environmental impact is in the environmental knowledge we disseminate through our content, solutions and events. In support of Time for Nature, the theme of United Nations 2020 World Environment Day, we released more than 60 Elsevier articles and book chapters on the free RELX SDG Resource Centre; we also produced special issues on the site for Earth Day and World Food Day, among others. LexisNexis Risk Solutions added more geospatial data to its Map View tool, allowing insurance providers greater visibility on environmental risks.  LexisNexis Legal & Professional published an update to Renewable Energy Law and Policy, covering the latest developments in the legal landscape, future trends and sample agreements for renewable energy transactions. And Reed Exhibitions UK introduced a sustainability charter with a commitment to reduce the carbon intensity of its operations, working in partnership with venues, suppliers, exhibitors and delegates. In the year, we signed up to the Responsible Media Forum’s Climate Pact with its two key commitments: setting a science-based carbon target and advancing climate change knowledge through our products and services.

Our Supplier Code of Conduct requires suppliers to meet the same high standards we set for ourselves. In 2020, 90% of our key suppliers were signatories to the Supplier Code. We continued work with a specialist supply chain auditor which undertook 96 external audits for us in 2020, including onsite audits, remote site audits, and desktop audits.

Key corporate responsibility data can be found on page 35 and further information is in our Corporate Responsibility Report which is published on our website each year www.relx.com.

Operating and financial review

RELX 2020 I Results 16

PRINCIPAL AND EMERGING RISKS

The principal and emerging risks facing the business, which have been assessed by the Audit Committee and Board, including the risks and uncertainties relating to the Covid-19 pandemic, are described below. Risks relating to Face-to-Face Events are now shown as a separate principal risk. Customer Demand for Our Products and Market Disruption are merged into a single risk reflecting the close interrelationship between these risks. The directors have considered the risk of climate change to the business, including the positive contribution that RELX makes through activities such as supporting academic research, pricing recyclable materials, and enabling customers to access our products electronically. The principal ways in which climate change could impact RELX is through disruption to operations caused by severe weather events, which are reflected in the Technology and Business Resilience risk below.  Other than these changes, we consider principal risks and uncertainties remain unchanged from those set out on pages 58 to 60 of the RELX Annual Report and Financial Statements 2019.

Covid-19 pandemic

The impact of the Covid-19 pandemic on RELX’s business will depend on a range of factors which we are not able to accurately predict. Those factors include the duration and scope of the pandemic, new information which may emerge concerning the severity of the pandemic, the geographies impacted, changes in worldwide economic conditions, reductions in customer spending, disruptions and volatility in the global capital markets and the nature, severity and duration of measures adopted by governments to control the Covid-19 pandemic.

Our business performance and financial condition may be adversely affected by negative changes in general economic conditions. Further deteriorations in economic conditions, as a result of the Covid-19 pandemic or otherwise, could lead to a further or prolonged decline in customer demand for our products and services and negatively impact our business. Decline or volatility in customer demand for one or more of our products due to cost-cutting, reduced spending, reduced activity or delayed renewals by our customers may impact RELX’s revenues and profits.

Containment measures that governments adopt or that we take, such as quarantines or other travel restrictions and site closures, may interfere with the ability of our employees, vendors and data suppliers to perform their respective responsibilities and obligations. In Exhibitions, the main exhibition venues in Europe and the US remain closed. We ran physical events in the second half of 2020 in venues that have reopened, but these may close again. The events that have run have typically been smaller than their prior editions.

Disruption and volatility in financial markets and capital markets may adversely impact RELX’s access to financing or the terms of any such financing.

These factors have had an adverse impact on our business performance this year (in particular on our Exhibitions business segment) and could further adversely impact our business performance as well as having an adverse impact on our financial condition in future years. To the extent the Covid-19 pandemic adversely affects our business performance and financial results, it may also have the effect of heightening a number of the other risks described below.

Operating and financial review

RELX 2020 I Results 17

Principal risks and uncertainties

•

Economy and market conditions - Demand for our products and services may be adversely impacted by factors beyond our control, such as the economic environment in, and trading relations between, the United States, Europe and other major economies (including the evolution of the United Kingdom’s trading relationship with the European Union), political uncertainties, acts of war and civil unrest as well as levels of government and private funding provided to academic and research institutions.

•

Intellectual property rights - Our products and services include and utilise intellectual property. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross-border initiatives such as those from the European Commission and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

•

Data resources and privacy - Our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources, either because of data privacy laws or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers. Examples of data privacy laws relating to internet communications, privacy and data protection, e-commerce, information governance and use of public records, include the European Union’s General Data Protection Regulation and the California Consumer Privacy Act, as well as evolving regulation in many jurisdictions where RELX operates.

Compromise of data privacy, through a failure of our cyber security measures (see ‘cyber security’ below), other data loss incidents or failure to comply with requirements for proper collection, storage and transmittal of data, by ourselves, or our third-party service providers, may damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•

Paid subscriptions - Our Scientific, Technical & Medical (STM) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our revenue from paid subscriptions.

•

Customer acceptance of our products - Our businesses are dependent on the continued demand by our customers for our products and services and the value placed on them. They operate in highly competitive and dynamic markets, and the means of delivery, customer demand for, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors, and other factors. Failure to anticipate and quickly adapt to these changes, or to deliver enhanced value to our customers, could impact demand for our products and services and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

•

Acquisitions - We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition or lead to an impairment of goodwill.

Operating and financial review

RELX 2020 I Results 18

•

Technology and business resilience - Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms, networks or supporting infrastructure experience a significant failure, interruption or security breach.

•

‘Face-to-face’ events - Face-to-face events are susceptible to economic cycles, communicable diseases, severe weather events and other natural disasters, terrorism and assignment of venues to alternative uses. Each or any of these may impact exhibitors’ and visitors’ desire and ability to travel in person to events and the availability of event venues. These factors each have the potential to reduce revenues, increase the costs of organising events and adversely affect cash flows and reputation.

•

Cyber security - Our businesses maintain online databases and platforms delivering our products and services, which we rely on, and provide data to third parties, including customers and service providers. These databases and information are a target for compromise and face a risk of unauthorised access and use by unauthorised parties.

Our cyber security measures, and the measures used by our third-party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently and may not be known until launched against us or our third-party service providers we may be unable to anticipate or implement adequate measures to protect against these attacks and our service providers and customers may likewise be unable to do so.

Compromises of our or our third-party service providers’ systems, or failure to comply with applicable legislation or regulatory or contractual requirements could adversely affect our financial performance, damage our reputation and expose us to risk of loss, fines and penalties, litigation and increased regulation.

•

Supply chain dependencies - Our organisational and operational structures depend on outsourced and offshored functions, including use of cloud service providers. Poor performance, failure or breach of third-parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

•

Talent - The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain skilled employees and management. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance. Failure to recruit and develop talent regardless of gender, race or other characteristics could adversely affect our reputation and business performance.

•

Pensions - We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The US scheme is closed to future accruals. The UK scheme has been closed to new hires since 2010. The members who continue to accrue benefits now represent a small and reducing portion of the overall UK based workforce. The assets and obligations associated with these pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase funding requirements.

•

Tax - Our businesses operate globally, and our profits are subject to taxation in many different jurisdictions and at differing tax rates. The Organisation for Economic Co-operation and Development (OECD) is continuing to explore changes to the way in which profits are allocated for tax purposes between jurisdictions and other reforms with a view to obtaining consensus in 2021. As a result of the

Operating and financial review

RELX 2020 I Results 19

OECD’s work and other initiatives, tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our reported results.

•

Treasury - The RELX PLC consolidated financial statements are expressed in pounds sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen, and significant fluctuations in these exchange rates could also significantly impact our reported results.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

•

Ethics - As a global provider of professional information solutions to the STM, risk, legal and exhibitions markets we, our employees and major suppliers are expected to adhere to high standards of integrity and ethical conduct, including those related to anti-bribery and anti-corruption, fraud, sanctions, competition and principled business conduct. A breach of generally accepted ethical business standards or applicable laws could adversely affect our business performance, reputation and financial condition.

Condensed consolidated financial information

RELX 2020 I Results 20

Condensed consolidated income statement

		Year ended 31 December
	Note	2020 £m	2019 £m
Revenue	2	7,110	7,874
Cost of sales		(2,487)	(2,755)
Gross profit		4,623	5,119
Selling and distribution costs		(1,212)	(1,292)
Administration and other expenses		(1,901)	(1,767)
Share of results of joint ventures		15	41
Operating profit		1,525	2,101
Finance income		3	9
Finance costs		(175)	(314)
Net finance costs		(172)	(305)
Disposals and other non-operating items		130	51
Profit before tax		1,483	1,847
Current tax		(264)	(382)
Deferred tax		(11)	44
Tax expense		(275)	(338)
Net profit for the year		1,208	1,509
Attributable to:
RELX PLC shareholders		1,224	1,505
Non-controlling interests		(16)	4
Net profit for the year		1,208	1,509

		Year ended 31 December
Earnings per share		2020	2019
Basic earnings per share	3	63.5p	77.4p
Diluted earnings per share	3	63.2p	76.9p

Summary financial information is presented in euros and US dollars on pages 33 and 34 respectively.

Condensed consolidated financial information

RELX 2020 I Results 21

Condensed consolidated statement of comprehensive income

		Year ended 31 December
	Note	2020 £m	2019 £m
Net profit for the year		1,208	1,509
Items that will not be reclassified to profit or loss:
Actuarial losses on defined benefit pension schemes	6	(155)	(137)
Tax on items that will not be reclassified to profit or loss		39	23
Total items that will not be reclassified to profit or loss		(116)	(114)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(265)	(82)
Fair value movements on cash flow hedges		(6)	16
Transfer to net profit from cash flow hedge reserve		22	35
Tax on items that may be reclassified to profit or loss		(4)	(8)
Total items that may be reclassified to profit or loss		(253)	(39)
Other comprehensive income/(loss) for the year		(369)	(153)
Total comprehensive income for the year		839	1,356
Attributable to:
RELX PLC shareholders		855	1,352
Non-controlling interests		(16)	4
Total comprehensive income for the year		839	1,356

Condensed consolidated financial information

RELX 2020 I Results 22

Condensed consolidated statement of cash flows

		Year ended 31 December
	Note	2020 £m	2019 £m
Cash flows from operating activities
Cash generated from operations	5	2,264	2,724
Interest paid (including lease interest)		(179)	(175)
Interest received		7	4
Tax paid (net)		(496)	(464)
Net cash from operating activities		1,596	2,089
Cash flows from investing activities
Acquisitions		(869)	(423)
Purchases of property, plant and equipment		(43)	(47)
Expenditure on internally developed intangible assets		(319)	(333)
Purchase of investments		(2)	(8)
Proceeds from disposals of property, plant and equipment		-	2
Gross proceeds from business disposals and sale of investments		54	82
Payments on business disposals		(25)	(40)
Dividends received from joint ventures		31	34
Net cash used in investing activities		(1,173)	(733)
Cash flows from financing activities
Dividends paid to shareholders		(880)	(842)
Distributions to non-controlling interests		(6)	(9)
(Decrease)/increase in short term bank loans, overdrafts and commercial paper		(436)	98
Issuance of term debt		2,342	729
Repayment of term debt		(1,233)	(617)
Repayment of leases		(105)	(102)
Receipts in respect of subleases		15	16
Disposal of non-controlling interest		-	6
Repurchase of ordinary shares		(150)	(600)
Purchase of shares by the Employee Benefit Trust		(37)	(37)
Proceeds on issue of ordinary shares		16	29
Net cash used in financing activities		(474)	(1,329)

(Decrease)/increase in cash and cash equivalents	5	(51)	27
Movement in cash and cash equivalents
At start of year		138	114
(Decrease)/increase in cash and cash equivalents		(51)	27
Exchange translation differences		1	(3)
At end of year		88	138

Condensed consolidated financial information

RELX 2020 I Results 23

Condensed consolidated statement of financial position

		As at 31 December
	Note	2020 £m	2019 £m
Non-current assets
Goodwill		7,224	6,824
Intangible assets		3,425	3,452
Investments in joint ventures		103	118
Other investments		259	133
Property, plant and equipment		162	180
Right-of-use assets		216	264
Other receivables		27	31
Deferred tax assets		270	239
Net pension assets	6	47	45
Derivative financial instruments		138	58
		11,871	11,344
Current assets
Inventories and pre-publication costs		240	217
Trade and other receivables		1,927	2,067
Derivative financial instruments		19	23
Cash and cash equivalents		88	138
		2,274	2,445
Total assets		14,145	13,789
Current liabilities
Trade and other payables		3,260	3,479
Derivative financial instruments		9	24
Borrowings	5	847	2,060
Taxation		149	372
Provisions		109	12
		4,374	5,947
Non-current liabilities
Derivative financial instruments		3	10
Borrowings	5	6,276	4,354
Deferred tax liabilities		665	593
Net pension obligations	6	671	565
Other payables		49	108
Provisions		6	22
		7,670	5,652
Total liabilities		12,044	11,599
Net assets		2,101	2,190
Capital and reserves
Share capital	8	286	286
Share premium	8	1,459	1,443
Shares held in treasury	8	(887)	(834)
Translation reserve		27	292
Other reserves		1,214	979
Shareholders’ equity		2,099	2,166
Non-controlling interests		2	24
Total equity		2,101	2,190

Approved by the Board of RELX PLC, on 10 February 2021.

Condensed consolidated financial information

RELX 2020 I Results 24

Condensed consolidated statement of changes in equity

	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Translation reserve £m	Other reserves £m	Shareholders’ equity £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2019		290	1,415	(734)	374	984	2,329	30	2,359
Total comprehensive income for the year		-	-	-	(82)	1,434	1,352	4	1,356
Dividends paid	4	-	-	-	-	(842)	(842)	(9)	(851)
Issue of ordinary shares, net of expenses		1	28	-	-	-	29	-	29
Repurchase of ordinary shares		-	-	(637)	-	-	(637)	-	(637)
Bonus issue of ordinary share		4,000	-	-	-	(4,000)	-	-	-
Cancellation of bonus share		(4,000)	-	-	-	4,000	-	-	-
Cancellation of shares		(5)	-	504	-	(499)	-	-	-
Increase in share based remuneration reserve (net of tax)		-	-	-	-	33	33	-	33
Settlement of share awards		-	-	33	-	(33)	-	-	-
Acquisitions		-	-	-	-	-	-	(1)	(1)
Put option		-	-	-	-	(103)	(103)	-	(103)
Disposal of non-controlling interest		-	-	-	-	5	5	1	6
Exchange differences on translation of capital and reserves		-	-	-	-	-	-	(1)	(1)
Balance at 1 January 2020		286	1,443	(834)	292	979	2,166	24	2,190
Total comprehensive income for the year		-	-	-	(265)	1,120	855	(16)	839
Dividends paid	4	-	-	-	-	(880)	(880)	(6)	(886)
Issue of ordinary shares, net of expenses		-	16	-	-	-	16	-	16
Repurchase of ordinary shares		-	-	(87)	-	-	(87)	-	(87)
Increase in share based remuneration reserve (net of tax)		-	-	-	-	27	27	-	27
Settlement of share awards		-	-	34	-	(34)	-	-	-
Acquisitions		-	-	-	-	2	2	(2)	-
Exchange differences on translation of capital and reserves		-	-	-	-	-	-	2	2
Balance at 31 December 2020		286	1,459	(887)	27	1,214	2,099	2	2,101

Notes to the condensed consolidated financial information

RELX 2020 I Results 25

1	Basis of preparation

The shares of RELX PLC are traded on the London, Amsterdam and New York stock exchanges. RELX PLC and its subsidiaries, joint ventures and associates are together known as ‘RELX’.

The consolidated financial information, presented in condensed form, has been abridged from the audited RELX Annual Report and Financial Statements 2020 for which an unqualified audit report was given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRS) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 133 to 134 of the RELX Annual Report and Financial Statements 2019. Financial information is presented in sterling, unless otherwise stated.

The directors of RELX PLC, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the year ended 31 December 2020.

Standards, amendments and interpretations not yet effective

A number of amendments and interpretations have been issued which are not expected to have any significant impact on the accounting policies and reporting.

Standards and amendments effective for the year

No interpretations or amendments to IFRS effective for 2020 have had a significant impact on the RELX accounting policies or reporting in the current year.

Notes to the condensed consolidated financial information

RELX 2020 I Results 26

2Revenue, Operating Profit and Segment analysis

RELX is a global provider of information-based analytics and decision tools for professional and business customers. Operating in four major market segments: Scientific, Technical & Medical provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance; Risk provides customers with information-based analytics and decision tools that combine public and industry-specific content with advanced technology and algorithms to assist them in evaluating and predicting risk and enhancing operational efficiency; Legal provides legal, regulatory and business information and analytics that help customers increase their productivity, improve decision-making and achieve better outcomes; and Exhibitions is a leading global events business combining face-to-face with data and digital tools to help customers learn about markets, source products and complete transactions.

RELX’s reported segments are based on the internal reporting structure and financial information provided to the Board.

Adjusted operating profit is the key segmental profit measure used in assessing performance. Adjusted operating profit is reconciled to operating profit on page 31.

Revenue

	Year ended 31 December
	2020 £m	2019 £m
Business segment
Scientific, Technical & Medical	2,692	2,637
Risk	2,417	2,316
Legal	1,639	1,652
Exhibitions	362	1,269
Total	7,110	7,874
Geographical market
North America	4,307	4,391
Europe	1,369	1,800
Rest of world	1,434	1,683
Total	7,110	7,874

	Year ended 31 December
	2020 £m	2019 £m
Analysis of revenue by type
Subscriptions	4,279	4,129
Transactional	2,784	3,678
Advertising	47	67
Total	7,110	7,874

Adjusted operating profit

	Year ended 31 December
	2020 £m	2019 £m
Business segment
Scientific, Technical & Medical	1,021	982
Risk	894	853
Legal	330	330
Exhibitions	(164)	331
Subtotal	2,081	2,496
Unallocated items	(5)	(5)
Total	2,076	2,491

Notes to the condensed consolidated financial information

RELX 2020 I Results 27

2	Revenue, Operating Profit and Segment analysis (continued)

The Exhibitions business was significantly disrupted in 2020 by restrictions applied around the world in response to Covid-19, leading to the cancellation of a large number of events, with considerable costs being incurred. In addition, action has been taken to reduce the cost structure of the business, creating a leaner, more agile organisation, and a more focused approach has been adopted for systems development.

Exhibitions has incurred exceptional costs of £183m which consist of £61m of costs relating to events that were cancelled, £82m of restructuring costs (mainly relating to severance) and a £40m impairment charge (£29m related to internally developed intangible assets and £11m related to property). The related tax credit amounted to £45m. These costs were incurred primarily in the UK, the US, France and Germany.

Of the £183m exceptional costs, £135m are cash costs, of which £51m were paid in 2020. The majority of the remainder are expected to be paid in 2021. All costs were included within administration and other expenses in the income statement.

Given their size and their non-recurring nature, these costs have been classified as exceptional, and as such are excluded from adjusted operating profit and other adjusted measures.

3Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to RELX PLC shareholders and dividing this by the weighted average number of shares.

Earnings per share

	Year ended 31 December
	2020			2019
	Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	EPS (pence)
Basic earnings per share	1,224	1,926.2	63.5p	1,505	1,943.5	77.4p
Diluted earnings per share	1,224	1,937.8	63.2p	1,505	1,956.2	76.9p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

Adjusted earnings per share

	Year ended 31 December
	2020			2019
	Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to RELX PLC shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)
Adjusted earnings per share	1,543	1,926.2	80.1p	1,808	1,943.5	93.0p

Adjusted net profit is reconciled to net profit on page 31.

4Dividends

Ordinary dividends declared and paid in the year ended 31 December 2020, in amounts per ordinary share, comprise: a 2019 final dividend of 32.1p (2019: 29.7p) and a 2020 interim dividend of 13.6p (2019: 13.6p), giving a total of 45.7p (2019: 43.3p).

Notes to the condensed consolidated financial information

RELX 2020 I Results 28

4Dividends (continued)

The Directors of RELX PLC have proposed a final dividend of 33.4p (2019: 32.1p), giving a total for the financial year of 47.0p (2019: 45.7p). The total cost of funding the proposed final dividend is expected to be £643m, for which no liability has been recognised at the statement of financial position date. The final dividend is subject to shareholder approval at the Company’s AGM. The final dividend as approved will be paid on 3 June 2021, with an ex-dividend date of 29 April 2021 and a record date of 30 April 2021. The Euro equivalent of the final dividend will be announced on 21 May 2021.

Shareholders appearing on the Register of Members or holding their shares through CREST will automatically receive their dividends in Pounds Sterling but have the option to elect to receive their dividends in Euro. Shareholders who hold RELX PLC shares through Euroclear Nederland (via banks and brokers) will automatically receive their dividends in Euro but have the option to elect to receive their dividends in Pounds Sterling. The closing date for dividend currency elections is 18 May 2021. The closing date for elections in relation to participation in the Company’s dividend reinvestment plans is also 18 May 2021.

5 Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

	Year ended 31 December
	2020 £m	2019 £m
Operating profit	1,525	2,101
Share of results of joint ventures	(15)	(41)
Amortisation of acquired intangible assets	376	294
Amortisation of internally developed intangible assets	319	249
Depreciation of property, plant and equipment	60	58
Depreciation of right-of-use assets	88	82
Share based remuneration	25	32
Total non-cash items	868	715
Increase in working capital	(114)	(51)
Cash generated from operations	2,264	2,724

Reconciliation of net borrowings

	Year ended 31 December
	Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	Finance lease receivable £m	2020 £m	2019 £m
At start of year	138	(6,414)	52	33	(6,191)	(6,177)

(Decrease)/increase in cash and cash equivalents	(51)	-	-	-	(51)	27
Increase in borrowings	-	(673)	-	-	(673)	(210)
Repayment of leases	-	105	-	(15)	90	86
Changes in net borrowings resulting from cash flows	(51)	(568)	-	(15)	(634)	(97)
Borrowings in acquired businesses	-	(3)	-	-	(3)	(6)
Remeasurement and derecognition of leases	-	(8)	-	-	(8)	(28)
Inception of leases	-	(25)	-	1	(24)	(60)
Fair value adjustments	-	(76)	72	-	(4)	(94)
Exchange translation differences	1	(29)	(5)	(1)	(34)	271
At end of year	88	(7,123)	119	18	(6,898)	(6,191)

Net borrowings comprise cash and cash equivalents, loan capital, lease liabilities and receivables, promissory notes, bank and other loans and derivative financial instruments that are used to hedge certain borrowings. The Group monitors net borrowings as part of capital and liquidity management.

Notes to the condensed consolidated financial information

RELX 2020 I Results 29

5Condensed consolidated statement of cash flows (continued)

Borrowings by year of repayment

	Year ended 31 December
	Borrowings (excluding leases) £m	Lease liabilities £m	2020 £m	2019 £m
Within 1 year	755	92	847	2,060
Within 1 to 2 years	32	47	79	512
Within 2 to 3 years	651	44	695	90
Within 3 to 4 years	1,082	37	1,119	705
Within 4 to 5 years	673	28	701	462
After 5 years	3,655	27	3,682	2,585
After 1 year	6,093	183	6,276	4,354
Total	6,848	275	7,123	6,414

Short-term bank loans, overdrafts and commercial paper were backed up at 31 December 2020 by a $3,000m (£2,198m) committed  bank facility, consisting of tranches of: $31m maturing in 2021, $1,263m maturing in 2023 and $1,706m maturing in 2024, and a JPY 62.5bn ($605m, £443m) committed bank facility maturing in 2021. The committed bank facilities were undrawn.

The total fair value of gross borrowings (excluding leases) as at 31 December 2020 was £7,348m (31 December 2019: £6,396m).

6Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	Year ended 31 December
	2020 £m	2019 £m
At start of year	(507)	(433)
Service cost	(24)	(24)
Net interest on net defined benefit obligation	(10)	(12)
Settlements and past service credits	13	13
Contributions by employer	70	72
Actuarial losses	(118)	(124)
Exchange translation differences	(1)	1
	(577)	(507)
Impact of asset ceiling	(47)	(13)
At end of year	(624)	(520)

The net pension deficit comprises:

	Year ended 31 December
	2020 £m	2019 £m
Fair value of scheme assets	5,153	4,762
Defined benefit obligations of funded schemes	(5,459)	(5,016)
Net deficit of funded schemes	(306)	(254)
Defined benefit obligations of unfunded schemes	(271)	(253)
Impact of asset ceiling	(47)	(13)
Net deficit	(624)	(520)

Notes to the condensed consolidated financial information

RELX 2020 I Results 30

6Pension schemes (continued)

The net pension deficit is split between net pension obligations and net pension assets as follows:

	Year ended 31 December
	2020 £m	2019 £m
Net pension asset	47	45
Net pension obligations	(671)	(565)
Overall net pension obligation	(624)	(520)

7Acquisitions

During 2020, RELX completed several acquisitions for a total of £904m, net of cash acquired, which represents the fair value of the consideration translated at the acquisition date foreign exchange rate.

During 2020, RELX completed several acquisitions for a total of £878m, or £904m adjusted for debt and cash acquired. On 31 January 2020, RELX acquired 100% of the share capital of ID Analytics, a provider of credit and fraud solutions for consideration of $375m. On 19 March 2020, RELX acquired 100% of the share capital of Emailage, a provider of email based fraud solutions for consideration of $480m. Both of these acquisitions are part of Risk. On December 9, 2020, RELX acquired 100% of the share capital of Shadow Health, a developer of virtual simulations in nursing and healthcare education which is part of STM.

8Share capital

	Year ended 31 December
	2020			2019
	Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
Number of ordinary shares
At start of year	1,980.8	(49.0)	1,931.8	1,961.9
Issue of ordinary shares	1.5	-	1.5	3.1
Repurchase of ordinary shares	-	(7.8)	(7.8)	(33.5)
Net release of shares by the Employee Benefit Trust	-	0.5	0.5	0.4
At end of year	1,982.3	(56.3)	1,926.0	1,931.9

9Related party transactions

There have been no material related party transactions in the year ended 31 December 2020.

10 Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

	Income statement		Statement of financial position
	31 December 2020	31 December 2019	31 December 2020	31 December 2019
Euro to sterling	1.12	1.14	1.12	1.18
US dollars to sterling	1.28	1.28	1.37	1.33

Reconciliation of additional performance measures

RELX 2020 I Results 31

Please see page 14 for further information on additional performance measures used. Additional performance measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.
The measures may not be directly comparable to similarly reported measures by other companies. A reconciliation of additional performance measures to relevant GAAP measures is as follows:

	Year ended 31 December
	2020 £m	2019 £m
Operating profit	1,525	2,101
Adjustments:
Amortisation of acquired intangible assets	376	295
Acquisition-related items	(12)	84
Reclassification of tax in joint ventures	5	12
Reclassification of finance income in joint ventures	(1)	(1)
Exceptional costs in Exhibitions	183	-
Adjusted operating profit	2,076	2,491

Profit before tax	1,483	1,847
Adjustments:
Amortisation of acquired intangible assets	376	295
Acquisition-related items	(12)	84
Reclassification of tax in joint ventures	5	12
Net interest on net defined benefit pension obligation and other	11	13
Disposals and other non-operating items	(130)	(51)
Exceptional costs in Exhibitions	183	-
Adjusted profit before tax	1,916	2,200

Tax charge	(275)	(338)
Adjustments:
Deferred tax movements on goodwill and acquired intangible assets	35	26
Other deferred tax credits from intangible assets*	(78)	(57)
Tax on acquisition-related items	(6)	(15)
Reclassification of tax in joint ventures	(5)	(12)
Tax on net interest on net defined benefit pension obligation and other	(2)	(3)
Tax on disposals and other non-operating items	3	11
Exceptional costs in Exhibitions	(45)	-
Adjusted tax charge	(373)	(388)

Net profit attributable to RELX PLC shareholders	1,224	1,505
Adjustments (post-tax):
Amortisation of acquired intangible assets	395	321
Other deferred tax credits from intangible assets*	(78)	(57)
Acquisition-related items	(18)	69
Net interest on net defined benefit pension obligation and other	9	10
Disposals and other non-operating items	(127)	(40)
Exceptional costs in Exhibitions	138	-
Adjusted net profit attributable to RELX PLC shareholders	1,543	1,808

Cash generated from operations	2,264	2,724
Adjustments:
Dividends received from joint ventures	31	34
Purchases of property, plant and equipment	(43)	(47)
Proceeds from disposals of property, plant and equipment	-	2
Expenditure on internally developed intangible assets	(319)	(333)
Repayment of lease principal (net)	(87)	(85)
Payments in relation to acquisition-related items	67	63
Pension recovery payment	45	44
Exceptional costs in Exhibitions	51	-
Adjusted cash flow	2,009	2,402

* Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

Summary 2020 income statement by half year

RELX 2020 I Results 32

	6 months to 30 June 2020 (revised) £m	6 months to 31 December 2020 £m	2020 Total £m
Revenue
Scientific, Technical & Medical	1,276	1,416	2,692
Risk	1,209	1,208	2,417
Legal	815	824	1,639
Exhibitions	201	161	362
Total	3,501	3,609	7,110

Adjusted operating profit
Scientific, Technical & Medical	467	554	1,021
Risk	445	449	894
Legal	150	180	330
Exhibitions	(66)	(98)	(164)
Subtotal	996	1,085	2,081
Unallocated	(6)	1	(5)
Total	990	1,086	2,076

Adjusted:
Profit before tax	909	1,007	1,916
Tax charge	(162)	(211)	(373)
Net profit attributable to the shareholders of RELX PLC	753	790	1,543

Reported:
Profit before tax	666	817	1,483
Tax charge	(124)	(151)	(275)
Net profit attributable to the shareholders of RELX PLC	548	676	1,224

Earnings per share
Adjusted (p)	39.1	41.0	80.1
Reported (p)	28.4	35.1	63.5

The amounts previously reported in the interim review financial statement as at 30 June 2020 have been revised to reflect exceptional restructuring costs relating to Exhibitions for that period. The impact of this increased adjusted profit before tax by £51m and increased adjusted tax charged by £11m. There was no other impact on adjusted amounts. There was no impact on reported amounts.

Summary financial information in euros

RELX 2020 I Results 33

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 10 to the condensed consolidated financial information.

Condensed consolidated income statement

	Year ended 31 December
	2020 €m	2019 €m
Revenue	7,963	8,976
Operating profit	1,708	2,395
Profit before tax	1,661	2,106
Net profit attributable to RELX PLC shareholders	1,371	1,716
Adjusted operating profit	2,325	2,840
Adjusted profit before tax	2,146	2,508
Adjusted net profit attributable to RELX PLC shareholders	1,728	2,061
Basic earnings per share	€	€
RELX PLC	€0.712	€0.883
Adjusted earnings per share	€0.897	€1.060

Condensed consolidated statement of cash flows

	Year ended 31 December
	2020 €m	2019 €m
Net cash from operating activities	1,788	2,381
Net cash used in investing activities	(1,314)	(835)
Net cash used in financing activities	(531)	(1,515)
(Decrease)/increase in cash and cash equivalents	(57)	31
Adjusted cash flow	2,250	2,738

Condensed consolidated statement of financial position

	As at 31 December
	2020 €m	2019 €m
Non-current assets	13,295	13,386
Current assets	2,547	2,885
Total assets	15,842	16,271
Current liabilities	4,899	7,018
Non-current liabilities	8,590	6,669
Total liabilities	13,489	13,687
Net assets	2,353	2,584

Summary financial information in US dollars

RELX 2020 I Results 34

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 10 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

	Year ended 31 December
	2020 US$m	2019 US$m
Revenue	9,101	10,079
Operating profit	1,952	2,689
Profit before tax	1,898	2,364
Net profit attributable to RELX PLC shareholders	1,567	1,926
Adjusted operating profit	2,657	3,188
Adjusted profit before tax	2,452	2,816
Adjusted net profit attributable to RELX PLC shareholders	1,975	2,314
Basic earnings per American Depositary Share (ADS)	US$	US$
RELX PLC (Each ADS comprises one ordinary share)	$0.814	$0.991
Adjusted earnings per American Depositary Share (ADS)	$1.025	$1.191

Condensed consolidated statement of cash flows

	Year ended 31 December
	2020 US$m	2019 US$m
Net cash from operating activities	2,043	2,674
Net cash used in investing activities	(1,501)	(938)
Net cash used in financing activities	(607)	(1,701)
(Decrease)/increase in cash and cash equivalents	(65)	35
Adjusted cash flow	2,572	3,075

Condensed consolidated statement of financial position

	As at 31 December
	2020 US$m	2019 US$m
Non-current assets	16,263	15,088
Current assets	3,115	3,252
Total assets	19,378	18,340
Current liabilities	5,992	7,910
Non-current liabilities	10,508	7,517
Total liabilities	16,500	15,427
Net assets	2,878	2,913

2020 Key Corporate Responsibility Data

RELX 2020 I Results 35

	2020	2019	2018	2017	2016
Revenue (£m)	7,110	7,874	7,492	7,341	6,889
People
Number of full-time equivalent employees (year-end)	33,200	33,200	32,100	31,000	31,200
Percentage of female employees (%)^	51	50	51	51	52
Percentage of female managers (%)^	43	42	42	43	43
Percentage of female senior leaders (%)[1]^	31	30	28	29	28
Community[2]
Total cash and in-kind donations (products, services and time (£m))	9.2	9.2	8.7	7.5	7.1
Market value of cash and in-kind donations (£m)	17.6	18.7	17.6	12.6	16.5
Percentage of staff volunteering (%)[3]	26	45	42	45	39
Total number of days volunteered in company time	6,821	12,127	11,720	12,670	10,980
Health and safety (lost time)[4]
Incident rate (cases per 1,000 employees)^	0.11	0.50	0.28	0.55	0.75
Frequency rate (cases per 200,000 hours worked)^	0.01	0.06	0.03	0.06	0.09
Severity rate (lost days per 200,000 hours worked)^	0.07	0.69	0.69	1.15	2.09
Number of lost time incidents (>1 day)^	3	14	8	17	22
Socially responsible suppliers (SRS)
Number of key suppliers on SRS database[5]	412	354	348	344	383
Number of independent external audits	99	93	84	83	89
Percentage signing Supplier Code of Conduct (%)[6]^	91	91	89	91	89
Environment[7]
Total energy (MWh)^	133,238	163,628	179,228	186,228	195,556
Renewable electricity (MWh)^	125,019	136,410	125,707	117,799	107,124
Percentage of electricity from renewable sources (%)[8]^	100	96	81	72	62
Water usage (m3)^	215,858	331,193	332,490	344,918	337,889
Climate change (tCO2e)[9]
Scope 1 (direct) emissions^	4,516	7,848	7,477	8,231	7,966
Scope 2 (location-based) emissions^	53,131	68,229	74,279	84,590	91,913
Scope 2 (market-based) emissions^	10,773	17,704	16,004	21,831	32,153
Scope 3 (business flights)[10]^	18,652	62,254	68,363	58,034	53,847
Total emissions using scope 2 (location-based) emissions^	76,299	138,331	150,119	150,855	153,726
Total emissions using scope 2 (market-based) emissions^	33,941	87,806	91,844	88,096	93,966
Waste[11]
Total waste (t)^	2,618	4,587	6,448	6,664	7,107
Percentage of waste recycled (%)^	73	50	64	69	70
Percentage of waste diverted from landfill (%)^	87	69	72	76	76
Paper
Production paper (t)^	36,259	34,599	35,555	36,484	46,128
Sustainable content (%)[12]^	100	100	100	100	100

1

Senior leaders are defined as those with a management level of 17 and above, plus management level 16 executives who are up to three reporting lines from the CEO, with some level 5 exceptions. The figure for 2019 has been re-stated to align with this new definition, agreed in 2020.

2

Data reporting methodology assured by Business for Societal Impact. See Appendix 2 for Business for Societal Impact assurance statement 2020. Reporting period covers 12 months from December 2019 to November 2020.

3

All Group employees can take up to two days off per year (coordinated with line managers) to work on community projects that matter to them. Number of staff volunteering reflects the number of staff using their two days, as well as those who participated in other company-sponsored volunteer activities.

4	Accident reporting covers approximately 85% of employees.
5	We continue to refine our supplier classification and hierarchy data, contributing to changes in the number of suppliers we track year-on-year.
6

Signatories to the CoC include suppliers who have not signed the RELX Code, but already operate to equivalent codes of their own. These suppliers are subject to the same tracking and checking against the requirements of the RELX Code of Conduct as those which have signed the RELX Code.

7	Environmental data (carbon, energy, water, waste) covers the 12 months from December 2019 to November 2020.

2020 Key Corporate Responsibility Data

RELX 2020 I Results 36

8

We purchase renewable electricity on green tariffs at locations in the UK, Austria and the Netherlands. US Green-e certified Renewable Energy Certificates (RECs) are applied to electricity consumption in the US. US Green-e certified RECs are also purchased to equal 100% of the electricity consumption outside the US, but do not apply any market-based emissions factors on this portion of electricity consumption.

9	Market-based and location-based emissions have been reported in compliance with the updated GHG Protocol guidance.
10	Covers all flights booked through our corporate travel partner. All years use the DEFRA RF emissions factor for air travel in Scope 3 (other).
11	Waste figures represent all operations, including estimates from non-reporting locations.
12	All paper we graded in 2020 – 92% of total production stock – was graded PREPS grade 3 or 5 (known and responsible sources).

^    Data assured by EY.

Investor information

RELX 2020 I Results 37

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 33,000 people of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £34bn/€39bn/$47bn.

The Annual Report and Financial Statements 2020 are expected to be available on the RELX website at www.relx.com from 18 February 2021. Copies of the Annual Report and Financial Statements 2020 are expected to be posted to shareholders of RELX PLC on 8 March 2021. Copies of the 2020 Results Announcement are available to the public on the RELX website and from:

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom